SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
          If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	July 24, 2007
Shaw Communications Inc.

By:
/s/ Rhonda Bashnick
Rhonda Bashnick
Vice President, Finance
Shaw Communications Inc.

NEWS RELEASE
SHAW PURCHASES BLOCK OF CLASS B SHARES
Calgary, Alberta (July 23, 2007) - Shaw Communications Inc. (“Shaw”) announced today that it has purchased for cancellation a block of 1,780,000 Class B Non-Voting Participating Shares for a total purchase price of $84,750,784. The purchase was made from an arm’s length third party shareholder in the Province of Ontario pursuant to a private agreement and under an issuer bid exemption order from the Ontario Securities Commission. Shaw believes that purchasing the shares in this transaction is an attractive and appropriate use of corporate funds.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunication services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice) to 3.2 million customers. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 index (Symbol: TSX – SJR.B, NYSE – SJR).

For further information, please contact:
Shaw Investor Relations Department
investor.relations@sjrb.ca